Exhibit 99.1

NEWS RELEASE

Thomson Reuters Announces $1.0 Billion Share Repurchase Program

TORONTO, August 15, 2025 – Thomson Reuters (TSX/Nasdaq: TRI), a global content and technology company, today announced that it plans to repurchase up to $1.0 billion of its shares. Purchases of shares will occur under a new normal course issuer bid (NCIB) that has been approved by the Toronto Stock Exchange (TSX).

Under the new NCIB, up to 10 million common shares (which represents approximately 2.22% of the company’s issued and outstanding common shares as of August 12, 2025) may be repurchased between August 19, 2025 and August 18, 2026.

Under the NCIB, shares may be repurchased in open market transactions on the TSX, the Nasdaq Global Select Market (Nasdaq) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or Nasdaq or under applicable law, including private agreement purchases or share purchase program agreement purchases if Thomson Reuters receives, if applicable, an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that Thomson Reuters will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX. Any private agreement purchases made under an exemption order, if applicable, may be at a discount to the prevailing market price. In accordance with TSX rules, any daily repurchases (other than pursuant to a block purchase exception) on the TSX under the renewed NCIB are limited to a maximum of 91,026 shares, which represents 25% of the average daily trading volume on the TSX of 364,105 for the six months ended July 31, 2025. Any shares that are repurchased are cancelled.

From time to time when Thomson Reuters does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when Thomson Reuters ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson Reuters’ broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Thomson Reuters has historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders through dividends and share repurchases. The NCIB provides the company with a flexible way to provide returns to shareholders who choose to participate by selling their shares.

Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price and other opportunities to invest capital for growth. Thomson Reuters may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws.

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release, including, but not limited to, statements regarding the company’s plans to repurchase up to $1.0 billion of its common shares, are forward-looking. The words “will”, “expect”, “believe” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

Media

Gehna Singh Kareckas

Senior Director, Corporate Affairs

+1 613 979 4272

gehna.singhkareckas@thomsonreuters.com

Investors

Gary Bisbee, CFA

Head of Investor Relations

+1 646 540 3249

gary.bisbee@thomsonreuters.com